Exhibit 99.1

TESMA INTERNATIONAL INC.

Form 27 - Material Change Report

Section 75(2) of the Securities Act (Ontario)
Section 85(1)(b) of the Securities Act (British Columbia)
Section 146(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of The Securities Act, 1988 (Saskatchewan)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

1.      Reporting Issuer

Tesma International Inc. ("Tesma or the "Corporation")
1000 Tesma Way, Concord, Ontario, Canada, L4K 5R8

2.      Date of Material Change

February 3, 2003

3.      Press Release

A press release was distributed by the Corporation on February 3, 2003, a copy of which is attached hereto as Schedule "A", and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities via SEDAR, to the Toronto Stock Exchange, to NASDAQ and to Canada NewsWire for publication and dissemination through its Canadian Disclosure Network, English and its Metro New York Network and Investors Research Wire.

4.      Summary of Material Change

On February 3, 2003, Tesma announced the write down of the carrying value of long-lived assets at its Eralmetall die casting facility in Germany to their fair values, resulting from the completion of a long-lived asset impairment review performed in accordance with newly adopted accounting standards in Canada (which conform to similar guidance in the United States). As a result of this review, Tesma will record a non-cash impairment charge of approximately Cdn$19 million, Cdn$13 million after income taxes, as an operating expense in the two-month period ended December 31, 2002. The impact to diluted earnings will be approximately Cdn$0.41 per share. This announcement follows the announcement by the Corporation on December 5, 2002 that, as part of its review of the operational issues at Eralmetall, Tesma was undertaking a review of the carrying value of the Eralmetall asset base, under new accounting standards.

5.      Full Description of Material Change

Following the completion of a previously disclosed asset impairment review performed in accordance with newly adopted accounting standards in Canada (The Canadian Institute of Chartered Accountants Handbook Section 3063 - "Impairment of Long-Lived Assets"), on February 3, 2003 Tesma announced the write down of the carrying value of long-lived assets at its Eralmetall die casting facility in Germany to their fair values. These Canadian accounting standards conform to similar guidance in the United States.

As a result of this asset impairment review, Tesma will record a non-cash impairment charge of approximately Cdn$19 million, Cdn$13 million after income taxes, as an operating expense in the two-month period ended December 31, 2002. The impact to diluted earnings will be approximately Cdn$0.41 per share.

This asset impairment review forms part of a larger evaluation of the entire Eralmetall operations being undertaken by Tesma, which are intended to be completed in the spring of 2003.

6.      Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7.      Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.      Senior Officers

For further information please contact either James L. Moulds, Vice President, Finance and Treasurer of the Corporation, at (905) 417-2159 or Stefan T. Proniuk, Vice President, Secretary and General Counsel of the Corporation, at (905) 417-2161.

9.      Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Concord, Ontario, this 6th day of February, 2003.

TESMA INTERNATIONAL INC. By: /signed/ "Stefan T. Proniuk" Name: Stefan T. Proniuk Title: Vice President, Secretary and General Counsel

Schedule "A"

PRESS RELEASE
TESMA INTERNATIONAL INC.

TESMA ANNOUNCES IMPAIRMENT WRITE DOWN
AT GERMAN DIE CAST FACILITY

February 3, 2003, Concord, Ontario, Canada...Tesma International Inc. (TSX:TSM.A; NASDAQ:TSMA) today announced the write down of long-lived assets at its Eralmetall die casting facility in Germany, resulting from the completion of a previously disclosed asset impairment review. This review was performed in accordance with newly adopted accounting standards in Canada (which conform to similar guidance in the United States) and forms part of a larger evaluation of the entire Eralmetall operations being undertaken by Tesma.

As a result of this review, Tesma has determined it necessary to write down the carrying value of Eralmetall's long-lived assets to their fair values. Therefore, an impairment charge of approximately $Cdn19 million, $Cdn13 million after income taxes, will be recorded as an operating expense in the two month period ended December 31, 2002. The impact to diluted earnings will be approximately $Cdn0.41 per share.

Commenting on the impairment charge, Tesma's President, Anthony Dobranowski, stated that, "We are very disappointed in the performance of Eralmetall and its lack of improvement to-date. While we remain committed to growing in the European market, we will not do so at any cost. All of our operations must service the needs of our customers, while providing acceptable returns and strategic leverage within their respective markets. To that end, we are continuing our evaluation of the entire operations at Eralmetall which we will conclude this spring. In addition, we continue to look for suitable business opportunities in Europe and other automotive markets to strengthen our position in the global powertrain industry."

Tesma expects to release its full financial results for the two and five month periods ended December 31, 2002 on February 20, 2003, after market hours.

Tesma, a global supplier of highly-engineered engine, transmission and fueling systems and modules for the automotive industry, employs over 4,700 skilled and motivated people in 23 manufacturing facilities in North and South America, Europe and Asia and three focused R&D centres in the lead divisions for each of our Engine, Transmission and Fuel Technologies groups.

For further information regarding this release, please contact Anthony E. Dobranowski, President and Chief Financial Officer of Tesma at (905) 417-2155.